Exhibit 12.2

HOST HOTELS & RESORTS, L.P. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED UNIT DISTRIBUTIONS

(in millions, except ratio amounts)

	2011	2010	2009	2008	2007
Income (loss) from operations before income taxes	$(17)	$(159)	$(236)	$376	$531
Add (deduct):
Fixed charges	421	444	441	447	515
Capitalized interest	(4)	(3)	(5)	(10)	(10)
Amortization of capitalized interest	7	7	6	6	6
Net (earnings)/losses related to certain 50% or less owned affiliates	(4)	1	32	10	(11)
Distributions from equity investments	—	2	1	3	4
Dividends on preferred units	—	(4)	(9)	(9)	(9)
Issuance costs of redeemed preferred units	—	(4)	—	—	—

Adjusted earnings	$403	$284	$230	$823	$1,026

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$371	$384	$379	$375	$444
Capitalized interest	4	3	5	10	10
Dividends on preferred units	—	4	9	9	9
Issuance costs of redeemed preferred units	—	4	—	—	—
Portion of rents representative of the interest factor	46	49	48	53	52

Total fixed charges and preferred unit distributions	$421	$444	$441	$447	$515

Ratio of earnings to fixed charges and preferred unit distributions				1.8	2.0
Deficiency of earnings to fixed charges and preferred unit distributions	$(18)	$(160)	$(211)	—	—